                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)




                                (AMENDMENT NO. 4)



                               RENT-A-CENTER, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 009N 10 0
                                 (CUSIP Number)

                                DECEMBER 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


                      (Continued on the following page(s))

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CUSIP No. 76 009N 10 0                13G/A                    Page 2 of 7 Pages
--------------------------------------------------------------------------------
1)   Name of Reporting Person
     I. R. S. Identification No. of Above Persons (entities only)

     J. Ernest Talley
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group*                  (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------

3)   SEC Use Only
--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization            United States
--------------------------------------------------------------------------------

        Number of              (5)   Sole Voting Power             1,406,981 (1)
        Shares Bene-           -------------------------------------------------
        ficially
        Owned by               (6)   Shared Voting Power             307,105 (2)
        Reporting              -------------------------------------------------
        Person With
                               (7)   Sole Dispositive Power        1,406,981 (1)
                               -------------------------------------------------

                               (8)   Shared Dispositive Power        307,105 (2)

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially Owned by Reporting Person       1,714,086 (3)
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*       [X]
--------------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)                  6.5% (4)
--------------------------------------------------------------------------------

12)  Type of Reporting Person*                                                IN
--------------------------------------------------------------------------------

         (1) Mr. Talley has sole voting and dispositive power with respect to (i) 454,534 shares held directly by him, and (ii) 952,447 shares held by the Talley 1999 Trust, a trust organized under the laws of the State of Texas, of which Mr. Talley is the sole trustee.

         (2) Represents shares held by Mary Ann Talley, Mr. Talley's spouse.

         (3) Mr. Talley beneficially owns (i) 454,534 shares held directly by him, (ii) 307,105 shares held by Mr. Talley's spouse, Mary Ann Talley, and (iii) 952,447 shares held by the Talley 1999 Trust, of which Mr. Talley serves as sole trustee.

         (4) Assumes a total of 26,194,812 shares outstanding, based on the amount reported in Rent-A-Center, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 76 009N 10 0               13G/A                     Page 3 of 7 Pages
--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I. R. S. Identification No. of Above Persons (entities only)

     Talley 1999 Trust
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3)   SEC Use Only
--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization               Texas
--------------------------------------------------------------------------------

        Number of            (5)   Sole Voting Power
        Shares Bene-         ---------------------------------------------------
        ficially
        Owned by             (6)   Shared Voting Power               952,447 (1)
        Reporting            ---------------------------------------------------
        Person With
                             (7)   Sole Dispositive Power
                             ---------------------------------------------------

                             (8)   Shared Dispositive Power          952,447 (1)
--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially Owned by Reporting Person
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*      [ ]
--------------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)                  3.6% (2)
--------------------------------------------------------------------------------

12)  Type of Reporting Person*                                                OO
--------------------------------------------------------------------------------

         (1) The Talley 1999 Trust has shared voting power with Mr. Talley, who has sole power to vote, direct the vote, dispose or direct the disposition of the 952,447 shares held by the Talley 1999 Trust by virtue of his position as sole trustee of the Talley 1999 Trust.

         (2)      Assumes a total of 26,194,812 shares outstanding.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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PRELIMINARY NOTE

         The Schedule 13G filed with the Securities and Exchange Commission on February 14, 1997 (the "Original Schedule 13G") on behalf of J. Ernest Talley in connection with the common stock, par value $0.01 per share (the "Common Stock") of Rent-A-Center, Inc., a Delaware corporation (the "Company"), as amended by the Schedule 13G/A, filed on February 9, 1999, the Schedule 13G/A, filed on September 14, 1999, and the Schedule 13G/A filed on February 14, 2001 is hereby amended to reflect the number of shares beneficially held by Mr. Talley as of December 31, 2001.


Item 2(a) is hereby amended and restated to read as follows:

ITEM 2(a). NAME OF PERSON FILING:

                  Mr. Talley and the Talley 1999 Trust (the "Trust") are making this single, joint filing because they, together with Mrs. Talley, may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this amendment nor anything contained herein shall be deemed an admission by Mr. Talley, the Trust or Mrs. Talley that a group exists.


Item 4 is hereby amended and restated to read as follows:

ITEM 4. OWNERSHIP:

                  Mr. Talley beneficially owns 1,714,086 shares of Common Stock of the Company (the "Shares"), approximately 6.5% of the Common Stock outstanding, consisting of (i) 454,534 shares of Common Stock owned directly by Mr. Talley, (ii) 307,105 shares of Common Stock held by Mr. Talley's spouse, Mary Ann Talley, and (iii) 952,447 shares of Common Stock held by the Trust, of which the Mr. Talley serves as sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares. Mr. Talley disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, of an aggregate of 326,184 shares of Common Stock held by his two sons, Mark A. Talley and Matthew D. Talley.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2002                         /s/ J. Ernest Talley
                                          --------------------------------------
                                          J. Ernest Talley


                                          Talley 1999 Trust


                                          /s/ J. Ernest Talley
                                          --------------------------------------
                                          Name:  J. Ernest Talley
                                          Title:  Trustee

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                                    EXHIBIT A
                                 SCHEDULE 13G/A
                             JOINT FILING AGREEMENT

         This agreement is dated as of February 14, 2002, by and between J. Ernest Talley, an individual ("Mr. Talley") and the Talley 1999 Trust, a trust organized under the laws of the State of Texas (the "Trust").

         WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under
Section 13d(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing;

         NOW, THEREFORE, the undersigned do hereby agree as follows:

         1. The Schedule 13G/A ("Schedule 13G/A") with respect to Rent-A-Center, Inc., a Delaware corporation to which this is attached as Exhibit A is filed on behalf of Mr. Talley and the Trust. The Trust hereby authorizes Mr. Talley to file the Schedule 13G/A on its behalf.

         2. Each of Mr. Talley and the Trust is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

         IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first written above.

                                         Talley 1999 Trust


                                         /s/ J. Ernest Talley
                                         ---------------------------------------
                                         Name:  J. Ernest Talley
                                         Title: Trustee


                                         /s/ J. Ernest Talley
                                         ---------------------------------------
                                         J. Ernest Talley